Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 32-A-I dated November 21, 2008	Term sheet to Product Supplement No. 32-A-I Registration Statement No. 333-155535 Dated July 1, 2009; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P 500® Index and the MSCI EAFE® Index due July 23, 2014

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing July 23, 2014*.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  The notes are designed for investors who seek exposure to any appreciation of a weighted basket consisting of a domestic index and an international index over the term of the notes. Investors should be willing to forgo interest and dividend payments as well as any appreciation in the Basket that would exceed a Maximum Return that will not be less than 70.00% or greater than 75.00%†† while seeking full principal protection at maturity.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about July 21, 2009 and are expected to settle on or about July 24, 2009.

Key Terms

Basket:	The notes are linked to a weighted basket consisting of the S&P 500® Index (“SPX”) and the MSCI EAFE® Index (“MXEA”) (each a “Basket Index,” and together, the “Basket Indices”).
Component Weightings:

The Component Weighting of the S&P 500® Index (“S&P 500 Weighting”) is 75% and the Component Weighting of the MSCI EAFE® Index (“MSCI EAFE Weighting”) is 25% (each a “Component Weighting,” and collectively, the “Component Weightings”).

Payment at Maturity:

At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero. If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment at maturity that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by the Participation Rate of 100%†, subject to a Maximum Return on the notes that will not be less than 70.00% or greater than 75.00%††. For example, assuming a Maximum Return of 70.00%††, if the Basket Return is equal to or greater than 70.00%, you will receive a Maximum Return on the notes of 70.00%††, which entitles you to a maximum payment at maturity of $1,700 for every $1,000 principal amount note that you hold.

Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will be calculated as follows:

$1,000 × the Basket Return × the Participation Rate of 100%†; provided that the Additional Amount will not be less than zero or greater than the Maximum Return.

Participation Rate:	†The actual Participation Rate will be determined on the pricing date and will not be less than 100%.
Maximum Return:	††The actual Maximum Return will be determined on the pricing date and will not be less than 70.00% or greater than 75.00%.
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which is expected to be on or about July 21, 2009.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level will be calculated as follows:
100 × [1 + (S&P 500® Index Return × S&P 500 Weighting)+ (MSCI EAFE® Index Return × MSCI EAFE Weighting)]

On any trading day, each of the S&P 500® Index Return and the MSCI EAFE® Index Return reflects the performance of the relevant Basket Index, expressed as a percentage, from its closing level on the pricing date to its closing level on such trading day. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-A-I.

Observation Date:	July 18, 2014*
Maturity Date:	July 23, 2014*
CUSIP:	48123L2Z6
*	Subject to postponement in the event of a market disruption event as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-A-I.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-11 of the accompanying product supplement no. 32-A-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 32-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 32-A-I or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

If the notes priced today, and assuming a Maximum Return of 70%, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $18.50 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of approximately $1.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be less than $18.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be allowed to dealers, exceed $18.50 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-120 of the accompanying product supplement no. 32-A-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.  The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

July 1, 2009

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 32-A-I dated November 21, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 32-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 32-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508241186/d424b21.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 × the Basket Return × the Participation Rate of 100%†, up to a Maximum Return on the notes that will not be less than 70.00% or greater than 75.00%††, provided that this payment (the Additional Amount) will not be less than zero.
  † The actual Participation Rate will be determined on the pricing date and will not be less than 100%.
  †† The actual Maximum Return will be determined on the pricing date and will not be less than 70.00% or greater than 75.00%.
  DIVERSIFICATION AMONG THE BASKET INDICES — Because the S&P 500® Index makes up 75% of the Basket, we expect that generally the market value of the notes and your payment at maturity will depend significantly on the performance of the S&P 500® Index.
  The return on the notes is linked to a basket consisting of the S&P 500® Index and the MSCI EAFE® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The MSCI EAFE® Index is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East, but excluding the United States and Canada. For additional information about each Basket Index, see the information set forth under “S&P 500® Index” and “MSCI EAFE® Index” in the accompanying product supplement no. 32-A-I.
  CURRENCY MARKET EXPOSURE — Holders of the notes will be able to participate in potential fluctuations in the value, relative to the U.S. dollar, of each of the currencies in which the component securities of the country indices that compose the MSCI EAFE® Index trade. If, taking into account the relevant weight of the component securities trading in their respective currencies, the U.S. dollar weakens against these currencies, the value of the MSCI EAFE® Index will increase and the payment at maturity, if any, may increase. For additional information about the impact of currency movements on the notes, please see “Selected Risk Considerations — The Notes Are Subject to Currency Exchange Risk” below.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 32-A-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous interest inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.
  Subject to certain assumptions and representations received from us, the discussion in this section entitled “Taxed as Contingent Payment Debt Instruments”, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on July 1, 2009 and we had determined the comparable yield on that date, it would have been an annual rate of 5.09%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 5.09%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P 500® Index and the MSCI EAFE® Index	TS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the component stocks of the Basket Indices or contracts related to the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 32-A-I dated November 21, 2008.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an Additional Amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation of the Basket, which may be significant. We refer to this percentage as the Maximum Return, which will be determined on the pricing date and will not be less than 70.00% or greater than 75.00%.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the stocks composing the Basket Indices or contracts related to the Basket Indices. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some times during the term of the notes but falls below the Starting Basket Level on the Observation Date.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS OR RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Basket Indices would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE S&P 500® INDEX — We are currently one of the companies that make up the S&P 500® Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index or the notes.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the component securities of the country indices that compose the MSCI EAFE® Index are converted into U.S. dollars for purposes of calculating the value of the component country indices and the MSCI EAFE® Index, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the component securities of the MSCI EAFE® Index trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component securities in the MSCI EAFE® Index denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the MSCI EAFE® Index will be adversely affected and the payment at maturity, if any, may be reduced.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Indices;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Basket Indices;
    interest and yield rates in the market generally as well as in the markets of the component securities composing the MSCI EAFE® Index;
    a variety of economic, financial, political, regulatory or judicial events that affect the stocks composing the Basket Indices or stock markets generally;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which securities composing the MSCI EAFE® Index are traded and the correlation between that rate and the level of the MSCI EAFE® Index; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P 500® Index and the MSCI EAFE® Index	TS-2

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -100% to +100% and assumes a Participation Rate of 100% and a Maximum Return of 70%. The actual Participation Rate will be determined on the pricing date and will not be less than 100% and the actual Maximum Return will be determined on the pricing date and will not be less than 70.00% or greater than 75.00%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Note Return	Additional Amount	Principal		Payment at Maturity

200.00	100.00%	70.00%	$700.00	$1,000.00	+	$1,700.00
190.00	90.00%	70.00%	$700.00	$1,000.00	+	$1,700.00
180.00	80.00%	70.00%	$700.00	$1,000.00	+	$1,700.00
170.00	70.00%	70.00%	$700.00	$1,000.00	+	$1,700.00
160.00	60.00%	60.00%	$600.00	$1,000.00	+	$1,600.00
150.00	50.00%	50.00%	$500.00	$1,000.00	+	$1,500.00
140.00	40.00%	40.00%	$400.00	$1,000.00	+	$1,400.00
130.00	30.00%	30.00%	$300.00	$1,000.00	+	$1,300.00
120.00	20.00%	20.00%	$200.00	$1,000.00	+	$1,200.00
115.00	15.00%	15.00%	$150.00	$1,000.00	+	$1,150.00
110.00	10.00%	10.00%	$100.00	$1,000.00	+	$1,100.00
105.00	5.00%	5.00%	$50.00	$1,000.00	+	$1,050.00
102.50	2.50%	2.50%	$25.00	$1,000.00	+	$1,025.00
101.00	1.00%	1.00%	$10.00	$1,000.00	+	$1,010.00
100.00	0.00%	0.00%	$0.00	$1,000.00	+	$1,000.00
95.00	-5.00%	0.00%	$0.00	$1,000.00	+	$1,000.00
90.00	-10.00%	0.00%	$0.00	$1,000.00	+	$1,000.00
80.00	-20.00%	0.00%	$0.00	$1,000.00	+	$1,000.00
70.00	-30.00%	0.00%	$0.00	$1,000.00	+	$1,000.00
60.00	-40.00%	0.00%	$0.00	$1,000.00	+	$1,000.00
50.00	-50.00%	0.00%	$0.00	$1,000.00	+	$1,000.00
40.00	-60.00%	0.00%	$0.00	$1,000.00	+	$1,000.00
30.00	-70.00%	0.00%	$0.00	$1,000.00	+	$1,000.00
20.00	-80.00%	0.00%	$0.00	$1,000.00	+	$1,000.00
10.00	-90.00%	0.00%	$0.00	$1,000.00	+	$1,000.00
0.00	-100.00%	0.00%	$0.00	$1,000.00	+	$1,000.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100 and the Basket Return of 20% multiplied by 100% does not exceed the hypothetical Maximum Return of 70%, the Additional Amount is equal to $200 and the final payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × [(120-100)/100] × 100%) = $1,200

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60. Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 180. Because the Ending Basket Level of 180 is greater than the Starting Basket Level of 100 and the Basket Return of 80% multiplied by 100% exceeds the hypothetical Maximum Return of 70%, the investor receives a payment at maturity of $1,700 per $1,000 principal amount note, the maximum payment on the notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P 500® Index and the MSCI EAFE® Index	TS-3

Historical Information

The following graphs show the historical performance of each Basket Index based on the weekly Index closing level of the respective Index, as well as the Basket as a whole, from January 2, 2004 through June 26, 2008. The graph of the historical Basket performance assumes the Basket level on January 2, 2004 was 100 and that each Basket Index had the component weightings specified in this term sheet on that date. The closing level of the S&P 500® Index on July 1, 2009 was 923.33. The closing level of the MSCI EAFE® Index on July 1, 2009 was 1325.58. We obtained the various index closing levels and other information below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness.

The historical levels of each Basket Index and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Indices will result in the return of more than the principal amount of your notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P 500® Index and the MSCI EAFE® Index	TS-4